EXHIBIT 12
COCA-COLA ENTERPRISES, INC.
EARNINGS TO FIXED CHARGES
(in millions; except ratios)

	Third Quarter		First Nine Months
	2013	2012	2013	2012
Computation of Earnings:
Income before income taxes	$289	$284	$619	$713
Add:
Interest expense	27	26	78	74
Amortization of debt premium/discount and expenses	1	—	2	1
Interest portion of rent expense	8	7	25	21
Earnings as adjusted	$325	$317	$724	$809
Computation of Fixed Charges:
Interest expense	$27	$26	$78	$74
Amortization of debt premium/discount and expenses	1	—	2	1
Interest portion of rent expense	8	7	25	21
Fixed charges	$36	$33	$105	$96
Ratio of Earnings to Fixed Charges(A)	9.05	9.59	6.91	8.39
___________________________

(A)	Ratios were calculated prior to rounding to millions.